Predictmedix Inc.

Condensed interim consolidated financial statements

For the three and nine months ended October 31, 2022 and 2021

(Unaudited - expressed in Canadian Dollars)

NOTICE TO READER

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the interim financial statements have not been reviewed by an auditor.

The accompanying unaudited consolidated interim financial statements have been prepared by and are the responsibility of the management.

The Company's independent auditor has not performed a review of these consolidated interim financial statements in accordance with the standards established by the Chartered Professional Accountants of Canada for a review of interim financial statements by an entity's auditor.

PREDICTMEDIX INC.

CONDENSED INTERIM FINANCIAL STATEMENTS

THREE AND NINE MONTHS ENDED OCTOBER 31, 2022 AND 2021

(Unaudited - Amounts expressed in Canadian Dollars)

TABLE OF CONTENTS
Page No

Cover

Index	1

Condensed Consolidated Interim Statements of Financial Position as at October 31, 2022 (unaudited) and January 31, 2022 (audited)	2

Condensed Consolidated Interim Statements of loss and Comprehensive loss for the three and nine months ended October 31, 2022 and October 31, 2021 (unaudited)	3

Condensed Consolidated Interim Statements of Changes in Equity for the nine months ended October 31, 2022 and October 31, 2021 (unaudited)	4

Condensed Consolidated Interim Statements of Cash Flows for the nine months ended October 31, 2022 and October 31, 2021 (unaudited)	5

Condensed notes to the interim consolidated financial statements	6-23

Predictmedix Inc.

Condensed Interim Statements of Financial Position

(Unaudited - expressed in Canadian dollars)

ASSETS	October 31, 2022	January 31, 2022
CURRENT
Cash and cash equivalents	$107,190	$211,302
Accounts receivable (Note 16)	191,685	169,545
Sales tax receivable	60,516	211,482
Prepaid expenses (Note 6)	28,731	49,295
	388,122	641,624

Property and equipment (Note 7)	98,812	76,255
Intangible assets (Note 8)	462,824	518,778
TOTAL ASSETS	$949,758	$1,236,657

LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITIES
CURRENT
Accounts payable and accrued liabilities	$615,318	$334,452
Deferred revenue	4,720	15,220
TOTAL LIABILITIES	$620,038	349,672

SHAREHOLDERS' EQUITY
Share Capital (Note 11)	6,108,313	5,716,131
Share subscriptions received	80,000
Warrant reserve (Note 11)	608,101	510,483
Share-based payment reserve (Note 10)	691,998	675,560
Accumulated deficit	(7,158,692)	(6,015,189)
TOTAL SHAREHOLDERS' EQUITY	$329,720	886,985
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$949,758	$1,236,657

Organization and nature of operations (Note 1)
Basis of presentation and going concern (Note 2)
Commitment and contingencies (Note 13)
Subsequent events (Note 17)

Approved on behalf of the Board of Directors:

/Sheldon Kales/
Signed: Sheldon Kales, CEO and Director

/Rahul Kushwah/
Signed: Rahul Kushwah, COO and Director

The accompanying notes are an integral part of these interim condensed consolidated financial statements

Predictmedix Inc.

Condensed Interim Consolidated Statement of Loss and Comprehensive Loss

(Unaudited- expressed in Canadian dollars)

	For the	For the	For the	For the
	three	three	nine	nine
	months	months	months	months
	ended	ended	ended	ended
	October 31,	October 31,	October 31,	October 31,
	2022	2021	2022	2021

Revenue	$3,500	$50,640	$30,300	$100,280
Cost of Revenue	-	16,800	8,400	41,600
Gross profit	3,500	33,840	21,900	58,680

Expenses:
Administration and general	$19,149	$14,344	$51,220	$27,431
Amortization (Notes 7,8)	40,817	614	118,195	1,842
Audit and accounting	-	300	15,000	5,983
Consulting fees	152,916	35,984	254,042	160,656
Investor relations	-	53,509	51,936	53,509
Legal fees	3,700	77,464	34,373	154,753
Management fees (Note 12)	80,500	71,870	214,740	202,270
Marketing expenses	86,299	112,726	207,886	350,323
Payroll and related	34,563	54,397	83,133	96,123
Rent expenses (Note 12)	9,128	9,047	26,658	24,047
Share based compensation (Note 10)	-	28,166	16,438	149,818
Transfer agent and filing fees	20,317	13,564	53,517	42,049
Travel, entertainment and related	6,338	15,974	11,265	22,767
Vehicle use expenses (Note 12)	9,000	9,000	27,000	27,000
Total operating expenses	$(462,727)	$(496,959)	$(1,165,403)	$(1,318,571)

Loss and comprehensive loss	$(459,227)	$(463,119)	$(1,143,503)	$(1,259,891)

Loss per share-Basic and Diluted	$(0.004)	$(0.004)	$(0.010)	$(0.012)
Weighted average number of shares outstanding-Basic and Diluted	116,480,640	108,801,292	111,554,955	107,605,972

The accompanying notes are an integral part of these interim condensed consolidated financial statements

Predictmedix Inc.

Condensed Consolidated Statement of Changes in Shareholders' Equity

for the periods ended October 31, 2022 and October 31, 2021

(Unaudited-expressed in Canadian dollars)

	Number of shares	Share capital	Share subscriptions received	Warrant reserve	Share-based payment reserve	Deficit	Total

Balance at January 31, 2021	101,717,973	$4,031,650	$-	$115,802	$853,848	$(4,133,011)	$868,289

Private placement of units	3,114,569	634,095	-	455,990	-	-	1,090,085

Share issuance costs	-	(3,770)	-	-	-	-	(3,770)

Options exercised	3,968,750	894,613	-	-	(299,300)	-	595,313

Share-based compensation	-	-	-	-	149,818	-	149,818

Net loss for the period	-	-	-	-	-	(1,259,891)	(1,259,891)

Balance at October 31, 2021	108,801,292	$5,556,588	$-	$571,792	$704,366	$(5,392,902)	$1,439,844

Balance at January 31, 2022	109,051,292	$5,716,131	$-	$510,483	$675,560	$(6,015,189)	$886,985

Private placement of units	8,300,000	308,750	-	106,250	-	-	415,000

Share issuance costs	-	(24,568)	-	(8,632)	-	-	(33,200)

Shares issued for services	1,900,000	108,000	-	-	-	-	108,000

Share-based compensation	-	-	-	-	16,438	-	16,438

Share subscriptions received	-	-	80,000	-	-	-	80,000

Net loss for the period	-	-	-		-	(1,143,503)	(1,143,503)

Balance at October 31, 2022	119,251,292	$6,108,313	$80,000	$608,101	$691,998	$(7,158,692)	$329,720

The accompanying notes are an integral part of these interim condensed consolidated financial statements

Predictmedix Inc.

Consolidated Statement of Cash Flows

(Unaudited-expressed in Canadian dollars)

	For the nine months ended October 31, 2022	For the nine months ended October 31, 2021

OPERATING ACTIVITIES

Net income (loss)	$(1,143,503)	$(1,259,891)
Non-cash items included in net loss and other adjustments:
Amortization	118,195	1,842
Share-based compensation	16,438	149,818
Shares issued for services	108,000	-
Changes in non-cash working capital:
Sales tax receivable	150,966	(88,275)
Prepaid expenses	20,564	(25,161)
Accounts receivable	(22,140)	(133,170)
Accounts payable and accrued liabilities	280,866	(50,899)
Deferred revenue	(10,500)	18,720
CASH USED IN OPERATING ACTIVITIES	(481,114)	(1,387,016)

INVESTING ACTIVITIES
Purchase of property and equipment	(49,648)	-
Investment in intangible assets	(35,150)	(200,211)
CASH USED IN INVESTING ACTIVITIES	(84,798)	(200,211)

FINANCING ACTIVITIES
Proceeds from issuance of units	415,000	1,090,085
Share issue expenses	(33,200)	(3,770)
Share subscriptions received	80,000	-
Proceeds from exercise of options and warrants	-	595,313
CASH PROVIDED BY FINANCING ACTIVITIES	461,800	1,681,628

NET CHANGE IN CASH DURING THE PERIOD	(104,112)	94,401
CASH, BEGINNING OF PERIOD	211,302	480,051
CASH, END OF PERIOD	$107,190	$574,452

Cash paid for interest and income taxes	$-	$-

Supplemental cash flow information

Non-cash transactions during the period affecting cash flows from financing activities:

Shares issued for consulting fees	$108,000	$-

The accompanying notes are an integral part of these interim condensed consolidated financial statements

Predictmedix Inc.

Notes to Interim Condensed Consolidated Financial Statements

October 31, 2022

(in Canadian dollars)

(Unaudited)

1. Organization and Nature of Operations

Admiral Bay Resources Inc. ("Admiral") was incorporated in British Columbia on September 3, 1987.

Effective September 23, 2019, Admiral was part of a three-cornered amalgamation among Admiral, 2693980 Ontario Inc. (a wholly owned subsidiary of Admiral) and Cultivar Holdings Ltd. (the "Transaction"). Admiral completed the acquisition of all the issued and outstanding shares of Cultivar Holdings Ltd. by way of a three-cornered amalgamation, pursuant to which 2693980 Ontario Inc., amalgamated with Cultivar Holdings Ltd. Pursuant to the Transaction, each registered shareholder of Cultivar Holdings Ltd. received one (1) common share in the capital of the Admiral for each common share held, resulting in the issuance of an aggregate of 97,439,900 common shares to Cultivar Holdings Ltd. Shareholders. As part of the Transaction, warrants of Cultivar Holdings Ltd. were replaced with common share purchase warrants of Admiral.

At completion of the Transaction, Admiral changed its name to Cultivar Holdings Inc. (the "Company").

On April 9, 2020, the Company announced that it has completed its name change from "Cultivar Holdings Inc." to "Predictmedix Inc." (the "Name Change"). The CUSIP number assigned to the Company's common shares following the name change is CUSIP 74040L100 (ISIN CA74040L1004). In connection with the Name Change, the Company's trading symbol, as listed on the CSE and the OTCQB have also been changed from "CULT" to "PMED", and from "CVRHF" to "PMEDF", respectively.

On February 15, 2018, the Company had acquired a 49% interest in a newly incorporated Cultivar JA Limited, ("CJA") a corporation incorporated under the laws of Jamaica. The remaining 51% interest was owned by local Jamaican business partners. On March 27, 2020, the Company sold and discontinued its interests in CJA (Note 5).

On July 16, 2018, the Company had acquired a 100% interest in a newly incorporated CannIP Holdings Inc. (formerly 2639745 Ontario Inc.) ("Cann") a corporation incorporated under the laws of the province of Ontario. Cann is engaged in the development of cosmetic and edible product lines, as well as investment in technology to detect an individual influence of cannabis. The Company did a one for one share exchange with Cann and issued 29,800,000 common shares to the shareholders of Cann.

The Company, through its subsidiaries, is in the business of investment in technology to detect if an individual is under the influence of cannabis and to predict substance addiction. The Company is currently focusing on artificial intelligence ("AI") technologies which are targeting two specific areas: 1) workplace health and safety and 2) healthcare.

The Company's corporate head office is located at 77 King Street W, Suite 3000, Toronto, Ontario, Canada, M5K 1G8.

Predictmedix Inc.

Notes to Interim Condensed Consolidated Financial Statements

October 31, 2022

(in Canadian dollars)

(Unaudited)

2. Basis of Presentation and Going Concern

Basis of Preparation

These condensed interim consolidated financial statements have been prepared on the historical cost basis except for financial instruments recorded at fair value. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information. The functional currency of the Company and its subsidiaries is the Canadian dollar, which is also the Company's reporting currency.

Statement of Compliance

These condensed interim consolidated financial statements (the "Financial Statements") are unaudited and have been prepared on a condensed basis in accordance with International Accounting Standard 34, Interim Financial Reporting issued by the International Accounting Standards Board ("IASB"), using accounting policies of International Financial Reporting Standards ("IFRS") and interpretations issued by the International Financial Reporting Interpretations Committee ("IFRIC"). Accordingly, they do not include all of the information required for full annual financial statements required by IFRS as issued by IASB and interpretations issued by IFRIC.  The condensed interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended January 31, 2022, which have been prepared in accordance with IFRS, as issued by the International Accounting Standards Board ("IASB"). The unaudited condensed interim consolidated financial statements are based on accounting policies as described in the January 31, 2022 annual consolidated financial statements.

Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its subsidiaries; Cultivar Holdings Ltd. and Cann from the date of acquisition. The Company has a 100% interest in Cann and in Cultivar Holdings Ltd. The Company had a 49% interest in CJA which was sold on March 27, 2020 (see note 5). All inter-company transactions and balances have been eliminated on consolidation.

Going Concern Assumption

These consolidated financial statements have been prepared using IFRS on a going concern basis, which presumes the realization of assets and discharge of liabilities in the normal course of business, for the next fiscal year. At October 31, 2022, the Company had cash of $107,190, working capital deficit of $231,916 and an accumulated deficit of $7,158,692. The continuing operations of the Company are dependent on funding provided by equity investors.  The Company intends to finance its future requirements through a combination of equity and/or debt issuance. There is no assurance that the Company will be able to obtain such financings or obtain them on favorable terms.

This uncertainty may cast significant doubt about the ability of the Company to continue as a going concern. These interim condensed consolidated financial statements do not include any adjustments to the carrying value or presentation of assets or liabilities that might be necessary should the Company be unable to continue as a going concern. These adjustments could be material.

Predictmedix Inc.

Notes to Interim Condensed Consolidated Financial Statements

October 31, 2022

(in Canadian dollars)

(Unaudited)

2. Basis of Presentation and Going Concern (Cont'd)

Significant Accounting Judgments and Estimates

The preparation of these interim consolidated financial statements in compliance with IFRS requires management to make certain critical accounting estimates and assumptions. These estimates and assumptions affect the reported amounts of assets, liabilities, shareholders' equity, and the disclosure of contingent assets and liabilities, as at the date of the financial statements, and expenses for the years reported.

Critical Judgements

The preparation of these interim consolidated financial statements requires management to make judgements regarding the going concern of the Company (discussed above), as well as the determination of functional currency. The functional currency is the currency of the primary economic environment in which an entity operates and has been determined for each entity within the Company. The functional currency for the Company and its subsidiaries has been determined to be the Canadian dollar.

Key Sources of Estimation Uncertainty

Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting periods. Actual results could differ from those estimates and such differences could be significant.

Significant estimates made by management affecting the interim consolidated financial statements include:

Share-based payments

Estimating fair value for granted stock options requires determining the most appropriate valuation model which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the option, volatility, dividend yield, and rate of forfeitures and making assumptions about them.

Deferred tax assets & liabilities

The estimation of income taxes includes evaluating the recoverability of deferred tax assets and liabilities based on an assessment of the Company's ability to utilize the underlying future tax deductions against future taxable income prior to expiry of those deductions. Management assesses whether it is probable that some or all of the deferred income tax assets and liabilities will not be realized. The ultimate realization of deferred tax assets and liabilities is dependent upon the generation of future taxable income, which in turn is dependent upon the successful discovery, extraction, development and commercialization of mineral reserves. To the extent that management's assessment of the Company's ability to utilize future tax deductions changes, the Company would be required to recognize more or fewer deferred tax assets or liabilities, and deferred income tax provisions or recoveries could be affected.

Useful life of property and equipment

Property and equipment is depreciated over its estimated useful life. Estimated useful lives are determined based on current facts and past experience and takes into consideration the anticipated physical life of the asset, the potential for technological obsolescence, and regulations.

Predictmedix Inc.

Notes to Interim Condensed Consolidated Financial Statements

October 31, 2022

(in Canadian dollars)

(Unaudited)

2. Basis of Presentation and Going Concern (Cont'd)

Significant Accounting Judgments and Estimates (Cont'd)

Useful life of intangible assets

The intangible asset is depreciated over its estimated useful life. Estimated useful lives are determined based on current facts and past experience and takes into consideration the anticipated life of the asset, the potential for technological obsolescence, and regulations.

COVID-19 Estimation Uncertainty

In March 2020, the World Health Organization declared coronavirus COVID-19 a global pandemic. This contagious disease outbreak, which has continued to spread, and any related adverse public health developments, has adversely affected workforces, economies, and financial markets globally, potentially leading to an economic downturn. It is not possible for the Company to predict the duration or magnitude of the adverse results of the outbreak and its effects on the Company's business or ability to raise funds.

Approval of the interim consolidated financial statements

These interim consolidated financial statements were authorized for issuance by the Board of Directors on December 29, 2022.

3. Significant Accounting Policies

The accounting policies set out in the consolidated financial statements at January 31, 2022, have been applied consistently to all periods presented in these condensed interim consolidated financial statements.

Predictmedix Inc.

Notes to Interim Condensed Consolidated Financial Statements

October 31, 2022

(in Canadian dollars)

(Unaudited)

4. Acquisition

During the year ended January 31, 2020, the Company completed the following acquisition:

Effective September 23, 2019, the Company was part of a three-cornered amalgamation among the Company, 2693980 Ontario Inc. (a wholly owned subsidiary) and Cultivar Holdings Ltd. (the "Transaction"). The result of the transaction was that Admiral acquired all the issued and outstanding securities of Cultivar Holdings Ltd. on the basis of one share of Admiral for each share of former Cultivar. All outstanding warrants to purchase former Cultivar shares were exchanged, on an equivalent basis, for warrants to purchase shares of the Company. At completion of the transaction, Admiral changed its name to Cultivar Holdings Inc. and former Cultivar was amalgamated into 2693980 Ontario Inc.

Under IFRS, this was considered a Reverse Merger and Recapitalization (commonly referred to as a Reverse Take Over or "RTO"). The Company issued 6,514,249 shares valued at $0.21 per share, with a total value of $1,367,992 for the acquisition.

The fair value of the acquired assets and liabilities assumed is as follows:

Assets acquired by the Company:

Cash	$3,448

Prepaid expenses	1,125

Liabilities assumed by the Company:

Accounts payable and accrued liabilities	(19,127)

Loans payable	(107,525)

Net liabilities assumed	(122,079)

Fair value of shares issued	(1,367,992)

Loss on acquisition	$(1,490,071)

5. Sale of interest in Cultivar JA Limited

On March 27, 2020, the Company entered into a sale agreement (the "Sale Agreement") with respect to its 49% interest in Cultivar JA Limited ("Cultivar JA"), which holds a provisional cannabis cultivation license in Jamaica.

Pursuant to the terms of the Sale Agreement, the Company's wholly-owned subsidiary, Cultivar Holdings Ltd., agreed to sell its 49% interest in Cultivar JA and all related royalty interests to the principals of Cultivar JA in exchange for the principals of Cultivar JA agreeing to return and cancel 4,000,000 common shares of the Company owned by the principals.  In addition, the principals also agreed to terminate their right to receive an additional 500,000 common shares of the Company which had been reserved for issuance upon Jamaica's Licensing Authority issuing final approval for Cultivar JA's license.

Predictmedix Inc.

Notes to Interim Condensed Consolidated Financial Statements

October 31, 2022

(in Canadian dollars)

(Unaudited)

5. Sale of interest in Cultivar JA Limited (Cont'd)

The sale agreement constituted a discontinued operation involving the loss of control of Cultivar JA by the Company. A discontinued operation is a component of the Company's business that represents a separate major line of business or a geographical area of operations that has been disposed of or is held for sale. Classification as a discontinued operation occurs upon disposal or earlier if the operation meets the criteria to be classified as held for sale. When an operation is classified as a discontinued operation the comparative statement of comprehensive loss and cash flow operation is re-presented as if the operation had been discontinued from the start of the comparative period.

The sale agreement constituted a discontinued operation of the Company effective March 27, 2020. As a result, all the assets and liabilities of Cultivar JA have been removed from the statement of financial position of the Company. The cancellation of 4,000,000 shares of the Company have been valued at $540,000, being the fair value of the shares on the date of the sale transaction.

The expenses of Cultivar JA have been determined to be a discontinued operation by the Company, and as a result, have been disclosed separately on the statement of income (loss) and comprehensive income (loss)

	For the three months ended October 31, 2022	For the three months ended October 31, 2021

Expenses:
Amortization	$-	$-
Interest expense	-	-
Travel, entertainment and related	-	-
Net loss for the period prior to the sale transaction	-	-
Gain on divesture	-	-
Gain (Loss) from discontinued operations, net of tax	$-	$-

Predictmedix Inc.

Notes to Interim Condensed Consolidated Financial Statements

October 31, 2022

(in Canadian dollars)

(Unaudited)

6. Prepaid Expenses

Prepaid expenses as of October 31, 2022 include $nil (January 31, 2022: $nil) to conduct a study to further validate its proprietary impairment detection technology for both alcohol and cannabis.

7. Property and Equipment

	Equipment	Leasehold Improvement	Total
Cost
Balance as at January 31, 2021	$13,368	$-	$13,368
Additions	84,755	-	84,755
Balance as at January 31, 2022	$98,123	$-	$98,123
Additions	49,648	-	49,648
Balance as at October 31, 2022	$147,771	$-	$147,771

Accumulated Amortization
Balance as at January 31, 2021	$5,180	$-	$5,180
Amortization	16,688	-	16,688
Balance as at January 31, 2022	$21,868	$-	$21,868
Amortization	27,091	-	27,091
Balance as at October 31, 2022	$48,959	$-	$48,959

Net Carrying Amounts

As at October 31, 2022	$98,812	$-	$98,812
As at January 31, 2022	$76,255	$-	$76,255

Predictmedix Inc.

Notes to Interim Condensed Consolidated Financial Statements

October 31, 2022

(in Canadian dollars)

(Unaudited)

8. Intangible Assets

a) On July 21, 2020, the Company completed the acquisition of MobileWellbeing ("MWB"), an innovative, feature rich, Telemedicine Remote Patient Monitoring platform that will integrate with the Company's Artificial Intelligence ("AI") driven rapid screening system for infectious diseases, including COVID-19.

The consideration for the purchase was satisfied by payment in cash for $25,000, issuance of 20,000 shares and additional 30,000 shares to be issued on the 90th day of close. Consideration paid in the form of equity instruments is being considered share- based payment within the scope of IFRS 2 Share-based Payment and this asset acquisition is fair valued for a total consideration for $78,000 at the point control was obtained.

The acquisition has contingent considerations and royalty payments on achievement of certain milestones. The Company shall pay royalty of 20 percent of gross sales from the first $2.5 million in sales generated exclusively from the MWB platform. In addition, the Company is obligated to issue an additional 200,000 common shares commencing with the release of the initial version of the MWB platforms to the market and achievement of sales related milestones.

Contingent consideration in an asset acquisition was discussed at the March 2016 IFRS Interpretations Committee (IFRIC) meeting. An accounting policy choice exists, therefore an entity may recognize a liability for the expected variable payments at the time control of the underlying asset is obtained or they may only recognize such a liability as the related activity that gives rise to the variability occurs. The Company has opted to recognize the liability only when the related activity that gives rise to the variability occurs.

Consideration
Cash consideration on closing	$25,000
Issued shares (50,000 shares issued at $1.06/share)	53,000
$78,000

Purchase Price allocation

Intangible asset- MWB remote patient monitoring platform	$78,000
$78,000

b) The Company's other intangible asset relates to the development of infectious disease symptom screening solution ("IDSS").

The Company has commenced amortization on the intangible assets on a straight-line basis over the useful life estimated to be for 5 years.

Predictmedix Inc.

Notes to Interim Condensed Consolidated Financial Statements

October 31, 2022

(in Canadian dollars)

(Unaudited)

8. Intangible Assets (Cont'd)

The Company's intangible assets are comprised of the following:

	MWB	IDSS	Total
Cost

Balance at January 31, 2021	$91,970	$156,040	$248,010

Additions	46,591	286,778	333,369

Balance at January 31, 2022	$138,561	$442,818	$581,379

Additions	-	35,150	35,150

Balance at October 31, 2022	$138,561	$477,968	$616,529

Accumulated amortization:

Balance as at January 1, 2021	$-	$-	$-

Amortization	18,990	43,611	62,601

Balance as at January 31, 2022	$18,990	$43,611	$62,601

Amortization	20,724	70,380	91,104

Balance as at October 31, 2022	$39,714	$113,991	$153,705

Net Book Value

Balance, October 31, 2022	$98,847	$363,977	$462,824

Balance, January 31, 2022	$119,571	$399,207	$518,778

Predictmedix Inc.

Notes to Interim Condensed Consolidated Financial Statements

October 31, 2022

(in Canadian dollars)

(Unaudited)

9. Leases

 Right-of-use assets of $nil (January 31, 2022- $nil) and total lease liability of $nil (January 31, 2022- $nil) have been removed from the statement of financial position of the Company as of January 31, 2021 on account of the sale of Company's interest in Cultivar JA (Note 5).

Right of use assets

The Company's right of use assets as at October 31, 2022 and January 31, 2022 were as follows:

Balance as at January 31, 2020	$12,192
Amortization	(2,871)
Discontinuance of business	(9,321)
October 31, 2022 and January 31, 2022	$-

Lease liability

At the commencement date of the leases, the lease liability was measured at the present value of the lease payments that were not paid at that date. The lease payments are discounted using an interest rate of 18% which is the Company incremental borrowing rate.

Lease liability interest expense recognized in profit and loss and lease payments recognized in the financing component of statement of cash flows are as follows:

Balance as at January 31, 2020	$15,189
Interest expense	687
Lease payments made during the year	(2,129)
Discontinuance of business	(13,747)
October 31, 2022 and January 31, 2022	$-

The Company's lease liability as at October 31, 2022 and January 31, 2022 was as follows:

	October 31, 2022	January 31, 2022

Lease liability - current	$-	$-
Lease liability - non- current	-	-
Total lease liability	$-	$-

Predictmedix Inc.

Notes to Interim Condensed Consolidated Financial Statements

October 31, 2022

(in Canadian dollars)

(Unaudited)

10. Stock-Based Compensation

The Company has established a stock option plan whereby officers, directors, employees and service providers may be granted options to purchase common shares at a fixed price. Vesting and expiry provisions are determined at the date of grant. The plan provides for the issuance of stock options to acquire up to 10% of the Company's issued and outstanding capital.  The plan is a rolling plan as the number of shares reserved for issuance pursuant to the grant of stock options will increase as the Company's issued and outstanding share capital increases.

Year ended January 31, 2022

(a) The Company expensed $34,246 relating to the vesting of options issued on July 17, 2020, resulting in unvested stock- based compensation expense of $nil as of January 31, 2022.

(b) The Company expensed $18,958 relating to the vesting of options issued on September 21, 2020, resulting in unvested stock- based compensation expense of $nil as of January 31, 2022.

(c) On March 23, 2021, the Company granted options to a consultant to purchase up to 250,000 common shares. These options were issued at an exercise price of $0.36 per share and vest equally over the next 3, 6, 9 and 12 months. These options have a term of one (1) year expiring on March 23, 2022. The fair value of each option used for the purpose of estimating the stock-based compensation is estimated using the Black-Scholes option pricing model with the following assumptions:

Risk free rate	0.26%
Expected dividends	0%
Expected forfeiture rate	0%
Expected volatility	134.3%
Expected life	1 year
Unvested stock-based compensation expense as of January 31, 2022	$1,834

During the year ended January 31, 2022, the Company expensed $50,675 relating to the vesting of options, resulting in unvested stock- based compensation expense of $1,834 as of January 31, 2022.

(d) On June 9, 2021, the Company granted options to a consultant to purchase up to 250,000 common shares. These options were issued at an exercise price of $0.345 per share and vest equally over the next 3, 6, 9 and 12 months. These options have a term of 18 months expiring on December 9, 2022. The fair value of each option used for the purpose of estimating the stock-based compensation is estimated using the Black-Scholes option pricing model with the following assumptions:

Risk free rate	0.32%
Expected dividends	0%
Expected forfeiture rate	0%
Expected volatility	146.38%
Expected life	1.5 years
Unvested stock-based compensation expense as of January 31, 2022	$6,778

During the year ended January 31, 2022, the Company expensed $48,672 relating to the vesting of options, resulting in unvested stock- based compensation expense of $6,778 as of January 31, 2022.

Predictmedix Inc.

Notes to Interim Condensed Consolidated Financial Statements

October 31, 2022

(in Canadian dollars)

(Unaudited)

10. Stock-Based Compensation (Cont'd)

Year ended January 31, 2022 (Cont'd)

(e) On July 30, 2021, the Company granted options to a consultant to purchase up to 250,000 common shares. These options were issued at an exercise price of $0.25 per share and vest equally over the next 3, 6, 9 and 12 months. These options have a term of 18 months expiring on January 30, 2023. The fair value of each option used for the purpose of estimating the stock-based compensation is estimated using the Black-Scholes option pricing model with the following assumptions:

Risk free rate	0.38%
Expected dividends	0%
Expected forfeiture rate	0%
Expected volatility	131.33%
Expected life	1.5 years
Unvested stock-based compensation expense as of January 31, 2022	$7,826

During the year ended January 31, 2022, the Company expensed $30,445 relating to the vesting of options, resulting in unvested stock- based compensation expense of $7,826 as of January 31, 2022.

As of January 31, 2022, there was a total of $16,438 of unvested stock-based compensation expense.

Nine- month period ended October 31, 2022

(a) The Company expensed $1,834 relating to the vesting of options issued on March 23, 2021, resulting in unvested stock- based compensation expense of $nil as of October 31, 2022.

(b) The Company expensed $6,778 relating to the vesting of options issued on June 9, 2021, resulting in unvested stock- based compensation expense of $nil as of October 31, 2022.

(c) The Company expensed $7,826 relating to the vesting of options issued on July 30, 2021, resulting in unvested stock- based compensation expense of $nil as of October 31, 2022.

As of October 31, 2022, there was $nil of unvested stock-based compensation expense.

Predictmedix Inc.

Notes to Interim Condensed Consolidated Financial Statements

October 31, 2022

(in Canadian dollars)

(Unaudited)

10. Stock-Based Compensation (Cont'd)

Continuity of the Company's options is as follows:

	Number of Options	Weighted Average Exercise Price
Outstanding, January 31, 2022	1,100,000	$0.42
Expired	(70,000)	$0.54
Expired	(200,000)	$0.54
Expired	(250,000)	$0.36
Outstanding, October 31, 2022	580,000	$0.40

As at October 31, 2022, the Company had the following share purchase options outstanding and exercisable:

Outstanding	Exercisable	Exercise Price	Remaining Life (Years)	Expiry Date
80,000	80,000	$1.02	2.71	July 17, 2025
250,000	250,000	$0.35	0.11	December 9, 2022
250,000	250,000	$0.25	0.75	July 30, 2023
580,000	580,000	$0.40	0.74

11. Capital Stock

The Company is authorized to issue the following shares:

  Unlimited number of common shares without par value

a) Common shares

The holders of common shares are entitled to receive dividends which are declared from time to time and are entitled to one vote per share at meetings of the Company. All shares are ranked equally with regards to the Company's residual assets.

At October 31, 2022, the Company has 119,251,292 common shares issued and outstanding.

Predictmedix Inc.

Notes to Interim Condensed Consolidated Financial Statements

October 31, 2022

(in Canadian dollars)

(Unaudited)

11. Capital Stock (Cont'd)

b) Share issuances

During the nine- month period ended October 31, 2022

  On August 22, 2022, the Company closed the first tranche of a private placement of 8,300,000 units at $0.05 per unit for a consideration of $415,000. Each unit is comprised of one common share and one-half common share purchase warrant, with each whole warrant exercisable into a common share of the Company at an exercise price of $0.10 per share for a period of 24 months. The Black-Scholes option pricing model was used to determine the fair value of the warrants using the following weight average assumptions:  Expected dividend yield of 0%; risk free interest rate of 1.5%; expected volatility of 133%; expected life of 2 years.  The relative fair value of the 4,150,000 warrants has been valued at $106,250 and common shares at $308,750. In connection with this private placement, the Company incurred $33,200 in share issuance costs.
  On August 22, 2022, 1,200,000 shares were fair valued at $72,000 and issued for services.
  On September 30, 2022, 200,000 shares were fair valued at $12,000 and issued for services.
  On October 24, 2022, 300,000 shares were fair valued at $15,000 and issued for services.
  On October 31, 2022, 200,000 shares were fair valued at $9,000 and issued for services.

During this period the Company also received $80,000 being subscription for 1,600,000 units (the "Units") at a price of $0.05 per unit. (See subsequent event note 17)

During the year ended January 31, 2022

  On March 5, 2021, the Company closed a private placement of 3,114,569 units at $0.35 per unit for a consideration of $1,090,085. Each unit is comprised of one common share and one common share purchase warrant, with each warrant exercisable into a common share of the Company at an exercise price of $0.50 per share for a period of 24 months. The Black-Scholes option pricing model was used to determine the fair value of the warrants using the following weight average assumptions:  Expected dividend yield of 0%; risk free interest rate of 0.29%; expected volatility of 131%; expected life of 2 years.  The relative fair value of the warrants has been valued at $394,681 and common shares at $695,404. In connection with this private placement, the Company incurred $3,770 in share issuance costs.
  3,968,750 shares were issued upon exercise of 3,968,750 options at a price of $0.15 per share for total gross proceeds of $595,313. An amount of $361,284 was reclassed from share-based payment reserve to share capital.
  250,000 shares were fair valued at $36,250 and issued for services.

c) Warrants

Continuity of the Company's warrants is as follows:

	Number of Warrants	Weighted Average Exercise Price
Outstanding, January 31, 2021	1,548,000	$0.50
Issued	3,114,569	$0.50
Expired	(1,548,000)	$0.50
Outstanding, January 31, 2022	3,114,569	$0.50
Issued	4,150,000	$0.10
Expired	-	-
Outstanding, October 31, 2022	7,264,569	$0.27

Predictmedix Inc.

Notes to Interim Condensed Consolidated Financial Statements

October 31, 2022

(in Canadian dollars)

(Unaudited)

11. Capital Stock (Cont'd)

c)  Warrants (Cont'd)

As at October 31, 2022, the Company had the following warrants outstanding:

Outstanding	Exercise Price	Remaining Life (Years)	Expiry Date
3,114,569	$0.50	0.34	March 5, 2023
4,150,000	$0.10	1.81	August 22, 2024
7,264,569	$0.27	1.18

12. Related Party Transactions

Related parties include key management personnel, the Board of Directors, close family members and enterprises that are controlled by these individuals as well as certain persons performing similar functions. Key management of the Company are members of the Board of Directors, the Chief Executive Officer ("CEO"), the Chief Financial Officer ("CFO") and the Chief Operating Officer ("COO"). Transactions with key management personnel not disclosed elsewhere in the financial statements include the following:

	Nine months ended October 31, 2022	Nine months ended October 31, 2021

Management fees to the CEO	$90,000	$79,500
Management fees to the COO	76,500	66,500
Management fees to the CFO	48,240	56,270
Total Management fees	$214,740	$202,270
Vehicle expense to the CEO	13,500	13,500
Vehicle expense to the COO	13,500	13,500
Rent to the CEO included in rent expense	18,000	22,500
	$259,740	$251,770
	Three months ended October 31, 2022	Three months ended October 31, 2021

Management fees to the CEO	$30,000	$28,500
Management fees to the COO	25,500	25,500
Management fees to the CFO	25,000	17,870
Total Management fees	$80,500	$71,870
Vehicle expense to the CEO	4,500	4,500
Vehicle expense to the COO	4,500	4,500
Rent to the CEO included in rent expense	6,000	7,500
	$95,500	$88,370

During the nine months ended October 31, 2022, the Company expensed $113,000 (October 31, 2021: $93,000) being marketing expenses to companies controlled by the children of the CEO.

As of October 31, 2022, there was $67,988 due to related parties (October 31, 2021- $nil).

Predictmedix Inc.

Notes to Interim Condensed Consolidated Financial Statements

October 31, 2022

(in Canadian dollars)

(Unaudited)

13. Commitments and Contingencies

Effective July 1, 2022, the Company signed a two-year contract with a corporation owned and controlled by the CEO to pay monthly compensation of $10,000 for CEO services. In addition, the Company is obligated to pay monthly rent for $2,000 and an additional $1,500 for the use of a personal vehicle.

Effective July 1, 2022, the Company signed a two-year contract with a corporation owned and controlled by the COO to pay monthly compensation of $8,500 for COO services. In addition, the Company is obligated to pay an additional $1,500 for the use of a personal vehicle.

14. Financial Instruments

The fair value of the Company's accounts receivables and accounts payable, approximate carrying value, due to their short-term nature.  The Company's cash is measured at fair value under the fair value hierarchy based on level one quoted prices in active markets for identical assets or liabilities.

Financial risk management and objectives

The Company's activities expose it to a variety of financial risks: credit risk, liquidity risk, and market risk (including interest rate risk, foreign currency risk, and commodity price risk).

The Company thoroughly examines the various financial risks to which it is exposed and assesses the impact and likelihood of those risks.  Where material, these risks are reviewed and monitored by the Board of Directors.

Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company is exposed to credit risk as during the period ended October 31, 2022, one customer represented 94% of the total revenue and represented 99% of the total accounts receivable.

Liquidity risk

Liquidity risk is the risk that the Company will not have sufficient cash resources to meet its financial obligations as they come due. The Company's liquidity and operating results may be adversely affected if its access to the capital market is hindered, whether as a result of a downturn in stock market conditions generally or matters specific to the Company. The Company historically has generated cash flows primarily from its financing activities.

The Company manages its liquidity needs by carefully monitoring scheduled costs. Liquidity is measured in various time bands, on day to day and week-to-week basis, as well as on long term liquidity needs over 180 day to 360 day look out periods. Funding for long term liquidity needs is based on the ability of the Company to successfully complete private placements.

As at October 31, 2022, the Company had cash and cash equivalents of $107,190 to settle current liabilities of $620,038.

Predictmedix Inc.

Notes to Interim Condensed Consolidated Financial Statements

October 31, 2022

(in Canadian dollars)

(Unaudited)

14. Financial Instruments (Cont'd)

Market Risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, commodity and equity prices, and foreign exchange rates.

(a) Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is not exposed to significant interest rate risk.

(b) Price risk

The Company is not exposed to significant price risk as it does not possess investments in publicly traded securities.

(c) Currency risk

Currency risk is the risk that the fair value of future cash flows of a financial instrument denominated in a foreign currency will fluctuate because of changes in foreign exchange rates. Effective sale of the Company's interest in Cultivar JA in March 2020, the Company has no exposure to any currency except Canadian dollars.

15. Capital Management

The Company considers its capital to be shareholders' equity, which is comprised of share capital and deficit, which as at October 31, 2022 totaled $329,720. The Company's capital structure is adjusted based on the funds available to the Company such that it may continue to seek new opportunities. The Board of Directors does not establish quantitative return on capital criteria, but rather relies on the expertise of management and other professionals to sustain future development of the business.

The sources of future funds presently available to the Company are through the sale of equity capital or debt of the Company.  The ability of the Company to arrange such financing in the future will depend in part upon the prevailing capital market conditions as well as the business performance of the Company. There can be no assurance that the Company will be successful in its efforts to arrange additional financing, if needed, on terms satisfactory to the Company.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. The Company is not subject to externally imposed capital restrictions.

16. Business Segment and Concentration

The Company, through its subsidiaries, is currently focused on artificial intelligence ("AI") technologies which are targeting two specific areas: 1) workplace health and safety and 2) healthcare.  All assets are located in Canada except property and equipment for $59,525 which is located in India.

During the nine months ended October 31, 2022, one customer represented 94% of the total revenue and represented 99% of the total accounts receivable.

Predictmedix Inc.

Notes to Interim Condensed Consolidated Financial Statements

October 31, 2022

(in Canadian dollars)

(Unaudited)

17. Subsequent events

a) On November 1, 2022, the Company announced that it has closed the tranche of a non-brokered private placement. Pursuant to the Tranche, the Company issued 1,600,000 units (the "Units") at a price of $0.05 per unit to investors for gross proceeds of $80,000. Each Unit consists of one common share of the Company and one-half (1/2) of one common share purchase warrant (each whole warrant, a "Warrant"), whereby each Warrant entitles the holder to purchase one additional common share for a period of two years from closing at an exercise price of $0.10 per share.

b) The Company issued 1,200,000 common shares for services.